EMBRAER- EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

MARKET ANNOUNCEMENT

Embraer reinforces that its hedge policy does not have any speculative component and that the derivative instruments in place are exclusively held to protect its operations against a potential loss arising from adverse changes in interest and foreign currency exchange rates.

Therefore, the protection instruments currently held by the Company are only NDFs (Non Deliverable Forwards) and plain vanilla interest rate swaps, without any leverage component.

In addition, Embraer informs that it does not have any dual indexation contract or target forward transactions, and that the volumes in place are within the limits outlined in the Company’s risk management policy.

São José dos Campos, September 26, 2008

/s/ Antonio Luiz Pizarro Manso
Antonio Luiz Pizarro Manso
Executive Vice-President & CFO